      SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of November, 2014, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of 3d Printing and Technology Fund's (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 26.5 % of the Fund and thus controlled the Fund as of that date.